Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




05009090

June 10, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH. D.C.
190
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

10 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 June 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1388.36 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc

Annual Report and Accounts for the year ended 31 March 2005 and documentation for the AGM to be held on 12 July 2005.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone 020 7676 1000

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6220
Paul Downes	
Paul Lockstone	

9 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 June 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1395.197 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000

7 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 June 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1375.95 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

6 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 3 June 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1378.55 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

3 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 2 June 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1354.4 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

2 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 1 June 2005 it purchased for cancellation 85,000 of its ordinary shares at a price of 1332.85 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

1 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 31 May 2005 it purchased for cancellation 178,000 of its ordinary shares at a price of 1312.3427 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

31 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 May 2005 it purchased for cancellation 22,000 of its ordinary shares at a price of 1303 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

25 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 May 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1213.07 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

23 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 May 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1216.85 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

19 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 May 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1197.9 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000